Knightsbridge Fine Wines, Inc.
                               65 Shrewsbury Road
                          Livingston, New Jersey 07030

                                                                   April 5, 2004

VIA EDGAR
---------

William A. Bennett
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20509

                  Re:   Knightsbridge Fine Wines, Inc.
                        Registration Statement on Form SB-2
                        File No. 333-111604
                        -----------------------------------

Ladies and Gentlemen:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Knightsbridge Fine Wines, Inc., a Nevada corporation (the "Company"), hereby withdraws its Registration Statement on Form SB-2 (File No. 333-111604) that was originally filed with the Securities and Exchange Commission on December 30, 2003 (the "Registration Statement"). The reason for the withdrawal of the Registration Statement is the Company's recent completion of the audited financial statements of Bodegas y Venedos Anquinan S.A., an Argentina winery, which were not completed at the time of the filing and therefore were not included in the Registration Statement. The audited financial statements have been filed on Form 8-K/A filed on March 12, 2004. No securities were sold in connection with the offering pursuant to the Registration Statement. The Company may undertake a subsequent private offering of its securities in reliance on, and in accordance with, Rule 155(c) promulgated under the Act.

                                          Sincerely,

                                          KNIGHTSBRIDGE FINE WINES, INC.


                                          By: /s/ Joel Shapiro
                                              ----------------------------------
                                              Name:  Joel Shapiro
                                              Title: Chief Executive Officer
cc: Martin Eric Weisberg, Esq.